UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated April 26, 2017, announcing the Company's financial results for the first quarter ended March 31, 2017.

    The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Executive Officer contained in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 27, 2017

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Wednesday 26 April 2017 – 8 a.m. CET ________________________________
EURONAV ANNOUNCES FIRST QUARTER RESULTS 2017

HIGHLIGHTS
•          Improved freight rate performance during Q1 compared to 2H 2016
•          Weaker seasonal patterns have prevailed since February
•          OPEC cuts impact less than forecast but owner sentiment remains challenged
•          Strong balance sheet and liquidity position (USD 620 million liquidity)
ANTWERP, Belgium, 26 April 2017 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today reported its non-audited financial results for the first quarter 2017.
Paddy Rodgers, CEO said: "Q1 2017 was a confirmation of our thesis: short term challenges but a positive medium structure building for the tanker sector. Asset prices look to be bottoming out in our view confirmed by emerging buying interest from industrial players. However, short term outlook retains a cautious tone with nearly a quarter of the large tanker order book scheduled for delivery during Q2 2017 and newbuilding contract activity picking up short term albeit only in the VLCC sector. Euronav retains substantial balance sheet capability and fixed income visibility to navigate through a period of lower freight rates and/or to take advantage of expansion opportunities. The duration of the challenging freight rate environment will be entirely dependent on the number of additional orders to build new ships that are not needed by the market."

PRESS RELEASE Regulated information Wednesday 26 April 2017 – 8 a.m. CET ________________________________

The most important key figures (unaudited) are:

(in thousands of USD)	First quarter 2017	First quarter 2016

Revenue	164,158	214,875
Other operating income	1,285	1,724

Voyage expenses and commissions	(16,170)	(11,348)
Vessel operating expenses	(38,876)	(38,397)
Charter hire expenses	(7,637)	(6,212)
General and administrative expenses	(10,679)	(10,485)
Net gain (loss) on disposal of tangible assets	9	13,821
Depreciation	(57,570)	(53,207)

Net finance expenses	(9,436)	(9,529)
Share of profit (loss) of equity accounted investees	9,161	12,438
Result before taxation	34,245	113,680

Tax benefit (expense)	79	(138)
Profit (loss) for the period	34,324	113,542

Attributable to: Owners of the company	34,324	113,542

The contribution to the result is as follows:

(in thousands of USD)	First quarter 2017	First quarter 2016

Tankers	25,188	104,956
FSO	9,136	8,586
Result after taxation	34,324	113,542

Information per share:

(in USD per share)	First quarter 2017	First quarter 2016

Weighted average number of shares (basic) *	158,166,534	158,370,099
Result after taxation	0.22	0.72

* The number of shares issued on 31 March 2017 is 159,208,949.

PRESS RELEASE Regulated information Wednesday 26 April 2017 – 8 a.m. CET ________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	First quarter 2017	First quarter 2016

Profit (loss) for the period	34,324	113,542
+ Depreciation	57,570	53,207
+ Net finance expenses	9,436	9,529
+ Tax expense (benefit)	(79)	138

EBITDA	101,251	176,416

+ Depreciation equity accounted investees	4,456	7,353
+ Net finance expenses equity accounted investees	396	1,238
+ Tax expense (benefit) equity accounted investees	−	−

Proportionate EBITDA	106,103	185,007

Proportionate EBITDA per share:

(in USD per share)	First quarter 2017	First quarter 2016

Weighted average number of shares (basic) *	158,166,534	158,370,099
Proportionate EBITDA	0.67	1.17

All figures have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the first quarter of 2017 the Company had a net profit of USD 34.3 million (first quarter 2016: USD 113.5 million) or USD 0.22 per share (first quarter 2016: USD 0.72 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 106.1 million (first quarter 2016: USD 185.0 million).

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	First quarter 2017	First quarter 2016
VLCC
Average spot rate (in TI pool)***	40,528	60,638
Average time charter rate*	41,147	40,847
SUEZMAX
Average spot rate**	24,000	38,386
Average time charter rate*	23,880	32,251
*Including profit share where applicable
** Excluding technical offhire days
*** Euronav owned ships in TI Pool

PRESS RELEASE Regulated information Wednesday 26 April 2017 – 8 a.m. CET ________________________________

EURONAV TANKER FLEET

Euronav took delivery of two VLCCs (acquired as resales of contract), the Ardeche (2017 – 298,642 dwt) and the Aquitaine (2017 – 298,768 dwt), from Hyundai Heavy Industries - Samho yard, South Korea on 12 January and on 20 January respectively.

FINAL DIVIDEND 2016

As reported on 16 March 2017, Euronav will propose to the shareholders to approve a final dividend covering the second half of the 2016 financial year of USD 0.22 per share during the Annual General Meeting of Shareholders that will be held in Antwerp on 11 May 2017. Following the approval, it is anticipated that the ex-dividend date shall be 22 May 2017 with a record date of 23 May 2017 and a payment date of 31 May 2017.

TANKER MARKET

The tanker market saw a number of features during the first quarter which supported our thesis that the market, whilst facing short term challenges, continues to build a positive medium term structure.

On the positive side demand for crude oil remains robust. The recently adjusted IEA forecast for 2017 at 1.3 million bpd growth still drives a requirement equivalent to an additional 35-45 VLCCs of shipping demand for 2017 alone depending on sourcing as most demand growth is from the Far East and therefore will need to be shipped.

Ton miles retains an important dynamism within large crude tanker markets and the first quarter saw further establishment of a key trend, namely USA exports. The level of crude oil exports grew substantially during the first quarter of 2017 to average 758,000 barrels per day (versus 417,000 per day in Q1 2016 (source: IEA)). The breakout in this trend during the first quarter could be the start of a more structural development of a trade lane from the USA to China. This dynamic, combined with the continued growth of a highly flexible oil production source from USA shale, will continue to be important positive factors in the expansion of ton miles to the benefit of the tanker sector.

Asset prices continue to adjust to the new structure of restricted financing. 2016 saw average tanker values fall by approximately 25% (source: Clarksons) - a process which appears to have stabilized during the first quarter of 2017. Our belief is that asset values are approaching a low point supported by reduced immediate newbuilding slots capacity at the yards and less speculative buyers. However, whilst asset prices look to have stabilized this does not necessarily translate into instantly rising values but provides an opportunity for further consolidation by those with access to funding such as Euronav.

PRESS RELEASE Regulated information Wednesday 26 April 2017 – 8 a.m. CET ________________________________
However, there are some negative data points that have emerged. According to Clarksons, 15 new VLCCs (zero Suezmax orders since October) have been ordered during the first quarter which is a disappointing development given order flow was zero over the last four months of 2016.

The biggest challenge facing the tanker market at present is the concentration of tanker deliveries. The first quarter saw 27 VLCC equivalents delivered to the global fleet (based on VLCC and Suezmax deliveries only) a number which will be repeated during the second quarter. Absorption of these new, un-vetted vessels will occur during a seasonally weak period and will provide a sustained challenge for tanker operators over the summer months. That said the second quarter of 2017 represents the peak concentration period of new build capacity impacting the market.

Otherwise crude oil markets remain "close to balance" according to the most recent IEA report. Consensus forecasts expect inventory levels to reduce toward more normalized levels during the rest of 2017. This is a supportive backdrop for tanker markets as global oil supply is anticipated to rise driven by USA shale, increased production in core producing nations and reduction in outages in areas such as Nigeria and Libya. Clearly any extension of the six month OPEC production cut will not be beneficial for tankers but medium term supply trends remain constructive and lower inventories with stable demand should result in growing shipments.

We encourage investors to visit our website and access our presentations which are updated regularly at http://investors.euronav.com. In particular we would draw attention to our annual special report which we include in our annual report every year. This year's subject looks at the vetting process in respect of the large tanker sector.

OUTLOOK

Continued robust demand for crude coupled with a positive dynamic of increased ton miles driven by USA crude exports of shale oil compensated nicely for the OPEC/non-OPEC agreement on production cuts. Less positive however, is the return of VLCC newbuilding orders in the first quarter. This implies a lower for longer tanker freight market given the already high concentration of new tanker capacity due for delivery primarily in 2017 but also in 2018. This is likely to generate challenging freight rate conditions during the remainder of 2017.

Euronav remains confident about the medium term prospects for our business and the tanker sector generally. With the lowest leverage in the large tanker sector and access to over USD 620 million of liquidity Euronav is well positioned to navigate the cycle – to be strategically opportunistic whilst remaining exposed to any potential upside from an improved freight rate environment.

So far during the second quarter of 2017, the Euronav VLCC fleet operated in the Tankers International Pool has earned about 32,000 USD and 42% of the available days have been fixed. Euronav's Suezmax fleet trading on the spot market has earned about 22,000 USD per day on average with 47% of the available days fixed.

PRESS RELEASE Regulated information Wednesday 26 April 2017 – 8 a.m. CET ________________________________
CONFERENCE CALL

Euronav will host a conference call on Wednesday 26 April 2017 at 09:30 a.m. EDT / 3:30 p.m. CET to discuss the results for the first quarter 2017.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the "Investor Relations" page of the Euronav website at www.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	26 April 2017
Event Time:	09:30 a.m. EDT / 3:30 p.m. CET
Event Title:	"Q1 2017 Earnings Conference Call"
Event Site/URL:	http://services.choruscall.com/links/euronav170426XiG34C9O.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10104695. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 3 May 2017, beginning at 11:30 a.m. EDT / 5:30 p.m. CET on 26 April 2017. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10104695.

*
*  *

PRESS RELEASE Regulated information Wednesday 26 April 2017 – 8 a.m. CET ________________________________
Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information Wednesday 26 April 2017 – 8 a.m. CET ________________________________
Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Annual General Meeting of Shareholders 2017: Thursday 11 May 2017
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 55 double hulled vessels being 1 V-Plus vessel, 31 VLCCs, 19 Suezmaxes, two Suezmaxes under construction and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007

Condensed consolidated statement of financial position
(in thousands of USD)

	March 31, 2017	December 31, 2016
ASSETS

Non-current assets
Vessels	2,503,428	2,383,163
Assets under construction	12,514	86,136
Other tangible assets	712	777
Intangible assets	133	156
Receivables	188,728	183,914
Investments in equity accounted investees	21,999	18,413
Deferred tax assets	1,044	964

Total non-current assets	2,728,558	2,673,523

Current assets
Trade and other receivables	178,917	166,342
Current tax assets	215	357
Cash and cash equivalents	106,780	206,689

Total current assets	285,912	373,388

TOTAL ASSETS	3,014,470	3,046,911

EQUITY and LIABILITIES

Equity
Share capital	173,046	173,046
Share premium	1,215,227	1,215,227
Translation reserve	160	120
Treasury shares	(16,102)	(16,102)
Retained earnings	550,308	515,665

Equity attributable to owners of the Company	1,922,639	1,887,956

Non-current liabilities
Bank loans	913,923	966,443
Other payables	541	533
Employee benefits	2,912	2,846
Provisions	39	38

Total non-current liabilities	917,415	969,860

Current liabilities
Trade and other payables	71,856	69,859
Current tax liabilities	165	−
Bank loans	102,305	119,119
Provisions	90	117

Total current liabilities	174,416	189,095

TOTAL EQUITY and LIABILITIES	3,014,470	3,046,911

Condensed consolidated statement of profit and loss
(in thousands of USD except per share amounts)

	2017	2016
	Jan. 1 - Mar. 31, 2017	Jan. 1 - Mar. 31, 2016
Shipping income
Revenue	164,158	214,875
Gains on disposal of vessels/other tangible assets	9	13,821
Other operating income	1,285	1,724
Total shipping income	165,452	230,420

Operating expenses
Voyage expenses and commissions	(16,170)	(11,348)
Vessel operating expenses	(38,876)	(38,397)
Charter hire expenses	(7,637)	(6,212)
Depreciation tangible assets	(57,546)	(53,182)
Depreciation intangible assets	(24)	(25)
General and administrative expenses	(10,679)	(10,485)
Total operating expenses	(130,932)	(119,649)

RESULT FROM OPERATING ACTIVITIES	34,520	110,771

Finance income	516	395
Finance expenses	(9,952)	(9,924)
Net finance expenses	(9,436)	(9,529)

Share of profit (loss) of equity accounted investees (net of income tax)	9,161	12,438

PROFIT (LOSS) BEFORE INCOME TAX	34,245	113,680

Income tax benefit (expense)	79	(138)

PROFIT (LOSS) FOR THE PERIOD	34,324	113,542

Attributable to:
Owners of the company	34,324	113,542

Basic earnings per share	0.22	0.72
Diluted earnings per share	0.22	0.72

Weighted average number of shares (basic)	158,166,534	158,370,099
Weighted average number of shares (diluted)	158,343,942	158,613,577

Condensed consolidated statement of comprehensive income
(in thousands of USD)

	2017	2016
	Jan. 1 - Mar. 31, 2017	Jan. 1 - Mar. 31, 2016

Profit/(loss) for the period	34,324	113,542

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	−	−

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	40	275
Equity-accounted investees - share of other comprehensive income	233	234

Other comprehensive income, net of tax	273	509

Total comprehensive income for the period	34,597	114,051

Attributable to:
Owners of the company	34,597	114,051

Condensed consolidated statement of changes in equity
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Treasury shares	Retained earnings	Capital and reserves	Other	Total equity

Balance at January 1, 2016	173,046	1,215,227	(50)	(12,283)	529,808	1,905,748	−	1,905,748

Profit (loss) for the period	−	−	−	−	113,542	113,542	−	113,542
Total other comprehensive income	−	−	275	−	234	509	−	509
Total comprehensive income	−	−	275	−	113,776	114,051	−	114,051

Transactions with owners of the company
Treasury shares	−	−	−	(2,115)	(2,338)	(4,453)	−	(4,453)
Equity-settled share-based payment	−	−	−	−	117	117	−	117
Total transactions with owners	−	−	−	(2,115)	(2,221)	(4,336)	−	(4,336)

Balance at March 31, 2016	173,046	1,215,227	225	(14,398)	641,363	2,015,463	−	2,015,463

	Share capital	Share premium	Translation reserve	Treasury shares	Retained earnings	Capital and reserves	Other	Total equity

Balance at January 1, 2017	173,046	1,215,227	120	(16,102)	515,665	1,887,956	−	1,887,956

Profit (loss) for the period	−	−	−	−	34,324	34,324	−	34,324
Total other comprehensive income	−	−	40	−	233	273	−	273
Total comprehensive income	−	−	40	−	34,557	34,597	−	34,597

Transactions with owners of the company
Equity-settled share-based payment	−	−	−	−	86	86	−	86
Total transactions with owners	−	−	−	−	86	86	−	86

Balance at March 31, 2017	173,046	1,215,227	160	(16,102)	550,308	1,922,639	−	1,922,639

Condensed consolidated statement of cash flows
(in thousands of USD)

	2017	2016
	Jan. 1 - Mar. 31, 2017	Jan. 1 - Mar. 31, 2016
Cash flows from operating activities
Profit (loss) for the period	34,324	113,542

Adjustments for:	57,491	36,649
Depreciation of tangible assets	57,546	53,182
Depreciation of intangible assets	24	25
Provisions	(29)	(83)
Tax (benefits)/expenses	(79)	138
Share of profit of equity-accounted investees, net of tax	(9,161)	(12,438)
Net finance expense	9,436	9,529
(Gain)/loss on disposal of assets	(9)	(13,821)
Equity-settled share-based payment transactions	86	117
Amortization of deferred capital gain	(323)	−

Changes in working capital requirements	(10,138)	47,127
Change in cash guarantees	(8)	19
Change in trade receivables	4,712	8,429
Change in accrued income	(3,669)	2,626
Change in deferred charges	(8,631)	(4,675)
Change in other receivables	(4,977)	38,454
Change in trade payables	8,873	5,574
Change in accrued payroll	(1,348)	(893)
Change in accrued expenses	(3,645)	(10,051)
Change in deferred income	(1,510)	7,486
Change in other payables	2	123
Change in provisions for employee benefits	63	35

Income taxes paid during the period	306	303
Interest paid	(8,647)	(8,178)
Interest received	93	50
Dividends received from equity-accounted investees	1,000	28

Net cash from (used in) operating activities	74,429	189,521

Acquisition of vessels	(104,110)	(132,771)
Proceeds from the sale of vessels	−	38,016
Acquisition of other tangible assets	(8)	(12)
Acquisition of intangible assets	−	(15)
Proceeds from the sale of other (in)tangible assets	9	−
Loans from (to) related parties	−	1,547
Proceeds from capital decreases in joint ventures	−	2,500

Net cash from (used in) investing activities	(104,109)	(90,735)

(Purchase of) Proceeds from sale of treasury shares	−	(4,453)
Proceeds from new borrowings	217,464	124,900
Repayment of borrowings	(287,707)	(210,952)

Net cash from (used in) financing activities	(70,243)	(90,505)

Net increase (decrease) in cash and cash equivalents	(99,923)	8,281

Net cash and cash equivalents at the beginning of the period	206,689	131,663
Effect of changes in exchange rates	14	(200)

Net cash and cash equivalents at the end of the period	106,780	139,744